Exhibit 99.2

BLUE WATER VACCINES, INC.

COMPENSATION COMMITTEE CHARTER

(As of October 8, 2021)

I. Purpose

The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Guardant Health, Inc. (the “Company”) is to oversee the discharge of the responsibilities of the Board relating to compensation of the Company’s executive officers and directors.

The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

II. Composition

The Committee must consist of at least two directors, each of whom must satisfy the independence requirements of The Nasdaq Stock Market LLC (“Nasdaq”), except as otherwise permitted by applicable Nasdaq rules, and meet all other eligibility requirements of applicable laws. Committee members must be appointed and may be removed, with or without cause, by the Board. The Chair of the Committee will also be designated by the Board.

III. Meetings, Procedures and Authority

The Committee has the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Company’s bylaws that are applicable to the Committee.

The Committee may, in its sole discretion, retain or obtain advice from compensation consultants, legal counsel or other advisers (independent or otherwise), provided that, preceding any such retention or advice, the Committee must take into consideration the applicable factors under Nasdaq rules. The Committee will be directly responsible for the appointment, compensation and oversight of any adviser it retains. The Company must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to any adviser retained by the Committee.

In addition to the duties and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities consistent with this Charter, the purposes of the Committee, the Company’s organizational documents and other governance policies and applicable Nasdaq rules.

The Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any officer, employee or adviser of the Company to meet with the Committee or any advisers engaged by the Committee.

IV. Duties and Responsibilities

1. Chief Executive Officer Compensation. The Committee will review and approve the corporate goals and objectives with respect to the compensation of the Chief Executive Officer of the Company (the “CEO”). The Committee will evaluate the CEO’s performance in light of these goals and objectives and, based upon this evaluation (either alone or, if directed by the Board, in conjunction with a majority of the independent directors on the Board), will set the CEO’s compensation, including determination of any material perquisites. The Chief Executive Officer may not be present during voting or deliberations on his or her compensation.

2. Other Executive Officer Compensation. The Committee will also review and set or make recommendations to the Board regarding the compensation, including determination of any material perquisites, of all executive officers other than the Chief Executive Officer..

3. Director Compensation. The Committee will review and make recommendations to the Board regarding director compensation.

4. Incentive and Equity Compensation. The Committee will review and approve or make recommendations to the Board regarding the Company’s incentive compensation and equity- based plans and arrangements (the “Plans”). The Committee will have the authority to administer the Plans (except to the extent the terms of a Plan require administration by the Board), and to approve grants of cash-based and equity-based awards under the Plans. To the extent permitted by applicable law and the applicable Plan, the Committee may delegate to one or more executive officers of the Company the authority to grant, and make determinations and administer the Plan with respect to, equity-based awards under a Plan to employees and consultants of the Company who are not officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) or directors of the Company.

5. Compensation Discussion and Analysis. To the extent that the Company is required to include a “Compensation Discussion and Analysis” (“CD&A”) in the Company’s Annual Report on Form 10-K or annual proxy statement, the Committee will review and discuss with management the Company’s CD&A and will consider whether it will recommend to the Board that the Company’s CD&A be included in the appropriate filing

6. Compensation Committee Report. The Committee will prepare the annual Compensation Committee Report for inclusion in the Company’s annual proxy statement, to the extent required.

7. Reports to the Board. The Committee will report regularly to the Board regarding the activities of the Committee.

8. Committee Self-Evaluation. The Committee will annually perform an evaluation of the performance of the Committee.

9. Review of this Charter. The Committee will annually review and reassess this Charter and submit any recommended changes to the Board for its consideration. V.

V.  Delegation of Duties

In fulfilling its responsibilities, the Committee has the authority to delegate any or all of its Responsibilities to one or more subcommittees of the Committee.

3